July 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attn:	Amanda Ravitz, Assistant Director
Brian Soares, Staff Attorney Brian Cascio, Accounting Branch Chief Li Xiao, Staff Accountant

Re:	Impinj, Inc.
Registration Statement on Form S-1 File No. 333-211779 Acceleration Request

Requested Date:	Wednesday, July 20, 2016
Requested Time:	4:00 P.M., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that between July 11, 2016 and July 17, 2016 at 5:00 p.m., Eastern Daylight Time, 978 copies of the Preliminary Prospectus of Impinj, Inc. (the “Registrant”) dated July 11, 2016 were distributed as follows by the underwriters:

•	0 copies to prospective underwriters/dealers;

•	975 copies to institutional and other investors; and

•	3 copies to others.

We, the undersigned, as representatives of the several underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on July 20, 2016, or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

RBC CAPITAL MARKETS, LLC
PACIFIC CREST SECURITIES, A DIVISION OF KEYBANC CAPITAL MARKETS INC.
PIPER JAFFRAY & CO.

Acting on behalf of themselves and as the Representatives of the several Underwriters

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

By:	PACIFIC CREST SECURITIES, A DIVISION OF KEYBANC CAPITAL MARKETS INC.

By:	/s/ Andrew M. Rippy
Name:	Andrew M. Rippy
Title:	Managing Director – Investment Banking

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

cc:

Chris Diorio, Chief Executive Officer

Evan Fein, Chief Financial Officer

Impinj, Inc.

Patrick J. Schultheis, Esq.

Michael Nordtvedt, Esq.

Jeana S. Kim, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Esq.

James D. Evans, Esq.

Ran D. Ben-Tzur, Esq.

Fenwick & West LLP